August 9, 2010

Via Edgar and Facsimile
Mr. Brian R. Cascio
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 0610
Washington, DC 20549

Re:	ACL Semiconductors Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009 and Amendment No. 1
Filed April 22, 2010
File No. 000-50140

Dear Mr. Cascio:

With respect to the letter dated July 7, 2010 (the “Comment Letter”), which you sent on behalf of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) relating to the Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 10-K”) and Amendment No. 1 (the “2009 10-K/A”) of ACL Semiconductors Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments set forth in the Staff’s Comment Letter, numbered to correspond thereto. The Company is currently focused on preparing its Quarterly Report for the period ending June 30, 2010, and plans to file amendments to its 2009, 2008 and 2007 10-Ks on or about August 20, 2010.

Amendment Number 1 to Form 10-K for December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 10

1.

Under “Inventory Valuation”, as you are a distributor of products manufactured by others, please explain to us the basis for the disclosure suggesting that you operate manufacturing facilities with excess capacity. Please explain to us the relevance of the disclosure from the last three sentences of the referenced paragraph to your actual business operations.

There has been a mistake on the previous filings under the “Inventory Valuation” disclosure. ACL does not have any manufacturing facilities. We will revise the relevant paragraph as follows to describe our actual business operation in the future filing and amendment.

Inventory Valuation

Our policy is to value inventories at the lower of cost or market on a part-by-part basis. In addition, we write down unproven, excess and obsolete inventories to net realizable value. This policy requires us to make a number of estimates and assumptions including market and economic conditions, product lifecycles and forecast demand for our product to value our inventory. To the extent actual results differ from these estimates and assumptions, the balances of reported inventory and cost of products sold will change accordingly.

Liquidity and Capital Resources, page 14

2.

We see that your current assets are $22.8 million while current liabilities are $34.9 million. We also see that the amount of trade accounts payable exceeds the combined carrying amount of inventories and trade receivables. In light of the short fall in working capital, please tell us, with a view toward disclosure, how you intend to satisfy current liabilities in 2010. Please describe the specific plan and specific sources and amounts of liquid resources you expect to utilize.

The Company has obtained a $20 million purchase credit from Samsung and plans to obtain a $30 million line of credit from various lenders. The Company has been negotiating this line of credit with several lenders and the lenders are currently conducting due diligence on the Company. The Company believes that with the 20 million purchase credit from Samsung and the $30 million line of credit, it will satisfy its current liabilities in 2010 and onward. The Company will expand its disclosure regarding its liquidity and capital resources in the future or amended filings to indicate that it has obtained a $20 million purchase credit from Samsung and intends to obtain a line of credit for up to $30 million. The Company will file a Form 8-K to disclose material terms once the line of credit is obtained.

3.	As a related matter, please expand to describe the loans to Mr. Yang and the impact of these loans on the Company’s liquidity.

The loan to Mr. Yang is not memorialized on a written agreement. The loan to Mr. Yang is a loan of $11.2 million at the terms of 0.5% interest per year and shall be repaid over ten years, with monthly payments approximately $100,000.

The Company does not believe the loans would have major negative impact on the Company’s liquidity. The Company has obtained a $20 million purchase credit from Samsung and plans to obtain $30 million line of credit from several lenders. The Company believes that the combined $50 million lines will satisfy its current liabilities in 2010 and onward.

The Company will expand its disclosure indicate it has obtained the $20 million purchase credit and intends to obtain $30 million line of credit in the Liquidity and Capital Resources section in future or amended filings.

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

4.

In the first paragraph, the titles of the individual financial statements are not identical to the actual titles of the individual financial statements including in the filing. In future or amended filings please have your auditor revise the first paragraph of the auditor report to present the exact name of each individual financial statement as it appears in the title of cash statement.

The first paragraph of the Report will be revised in the future and any amendment so as to match the actual titles of the individual financial statements.

5.

In future or amended filings please have your auditor expand the first paragraph of the audit report to also refer to the audit of the financial statement schedule opined upon in the third paragraph. Please also note that smaller reporting companies are not required to present Regulation S-X Article 12 financial statement schedules.

Pursuant to Regulation S-X Article 12, we will remove the financial statement schedules in an amended filing.

Consolidated Statements of Cash Flows, page F-5

6.

We read that “account receivable – related parties” provided $1.7 million of cash flows from operating activities in fiscal 2009. Please describe to us the nature of the transactions generating the cash flow. For instance, clarify whether the receivable arose from the sales of products or from collection of a loan. Also, explain to us how you determined that the cash flow is appropriately classified as operating, as opposed to investing or financing under Topic 230 of the FASB Codification.

The $1.7 million cash flow of accounts receivable from related party was generated by sales of goods from Atlantic to Classic. During the year of 2009, Atlantic collected the payment from Classic. According to ASC 230-45-16(a), we classified the collection as cash flow from operating activities.

7.

We note that you have entered into a long-term repayment plan with respect to the $11.2 million receivable from Mr. Yang. Accordingly, in future or amended filings please present cash flow activity for the receivable from Mr. Yang on a gross basis. Please refer to FASB Codification Topic 230.

The movement of the receivable from Mr. Yang will be presented on a gross basis in future filings.

Note 2. Summary of Significant Accounting Policies

(b) Principles of Consolidation, page F-7

8.

In future or amended filings please disclose the specific factors leading you to conclude that Aristo has insufficient equity at risk to finance its activities without additional subordinated financial support and that ACL is the primary beneficiary of Aristo, as set forth in the relevant responses in your letters to the Staff dated March 23 and May 25, 2010.

We will provide additional disclosure in the future filings and 2007, 2008 and 2009 10-K amendments to conform to our prior response letters to the staff dated March 23 and May 25, 2010.

9.

As a related matter, the disclosures about Aristo do not appear to provide all of the information required by FASB Codification Topic 810. Please review the requirements from FASB ASC 810-10-50-2AA through 50-3. Appropriately revise the disclosure or in response to this comment explain how you have determined that your disclosure about Aristo is complete.

Additional disclosure on the judgments and assumptions made by ACL on the consolidation of Aristo (VIE), its involvement, nature of restrictions on its assets and on the settlement of its liabilities; nature and changes of the risk associated with ACL, and its financial impact in accordance with ASC 810-10-50-2AA to 810-10-50-2AC will be added in the coming amendment and future filing. Also, the nature, purpose, size and activities of Aristo; the collateral hold from the creditors and the recourse right and obligation of the creditors of Aristo will be added according to ASC 810-10-50-3 in the future filings and amendments.

(g) Accounting for Impairment of Long-Lived Assets, page F-10

10.

In the Form 10-K for 2008 (as originally filed and prior to restatement for consolidation of Aristo), you report an impairment loss on real property assets of $883,116. You now disclose that there were no impairment charges in either 2008 or 2009; and, disclosure from Note 15 (page F-38) suggests that the impairment charge may have been reversed in the restatement of the 2008 financial statements. Please tell us what happened to the real property impairment charge recognized in 2008. If it was reversed in a restatement, please explain the basis in the FASB Codification for the revised accounting; and tell us where you made disclosure about the revised accounting, as required by GAAP. In that regard, we do not see discussion of a restatement for the real property impairment in the Item 4-02 Form 8-K filed in March 2010.

Separate footnote will be added on the real estate impairment disclosure and revised accounting standard disclosure will be added in the future and amendment. As reference to ASC 820-10-35-10 to 35-12, the highest and best use of the asset by market participants are introduced. The in-use principal is allowable under 35-11. The fair value of the real property assets will be determined based on the price that would be received in a current transaction to sell the asset will be used with other assets as a group and that those assets would be available to the Company or market participants under 35-12. Since the real property assets are in-use by the Company, they provided the maximum value to the Company, one of the market participants. The measurement of the fair value of real property assets would be determined at an amount that approximates its fair value in-use when allocating the fair value of the asset group within which the assets is used to the individual assets of the group which allocated to the land and building improvements under the implementation guidance of 55-3e. Therefore, the fair value of the Company to obtain the same in-use property should include the valuation of land and building and their related improvements which render the assets impairment provision on a temporary market over or under reaction not applicable in this group of real property assets that is fully in-use by the Company.

It was concluded that the highest and best use of the real property assets is being fully in-use by the Company. Under the guidance of ASC 820-35-10, the impairment on in-use real property assets is inappropriate and the impairment being erroneous provided for the temporary over or under market reaction should be reversed owing to the real property assets are being in-use by the Company at their best value.

(t) Recently Implemented Standards, page F-13

11.

In the disclosures for ASC 810 on page F-14, in future or amended filings please clarify whether you have or have not implemented the cited guidance, and resolve the inconsistency between the last two sentences of the disclosure.

The cite guidance implementation will be clarified in the future filings and amendments.

Note 4. Revolving Lines of Credit and Loan Facilities, page F-18

12.

In future or amended filings please revise the tabular disclosure to clarify how the total of utilized credit facilities can be reconciled to the corresponding amount on the balance sheet. Please also add disclosure that clarifies the extent to which this tabular data is incorporated in the table presented in Note 5. For clarify, please consider whether your disclosures about borrowings should be consolidated in a single footnote.

We will revise the tabular disclosure to incorporate to Note 5 in the future filing and amendment.

	Granted facilities		Utilized facilities	Not Utilized Facilities

Lines of credit and loan facilities
Factoring Loan	4,487,179		888,000	3,599,179
Import/Export Loan	8,205,128		8,125,813	79,315

	12,692,307		9,013,813	3,678,494

Term Loan - short term	153,953	(a)	153,953	0
Instalment/Term Loan	3,066,953	(b)	3,066,953	0
Overdraft	602,564	(c)	308,947	293,617
Letter of Guarantee	384,615	(d)	384,615	0

	16,900,393		12,928,281	3,972,111

(a)	Loan repayment within one year, including on other current liabilities
(b)	Per summary of Note (5)
(c)	Including on cash and cash equivalents
(d)	Guarantee granted to a supplier, no entry make on the book

Note 7. Income Taxes, page F-23

13.

We see the significance of the income tax “under/over” in relation to the actual provision for income taxes. Please tell us, with a view toward disclosure, the underlying reasons for the significant adjustments to true-up the provision for income taxes.

The Hong Kong Inland Revenue Department (Equivalent to the Internal Revenue Service Department of the United States) provides guidance and assessment on the estimated corporation income tax and the Company needs to make prepayment in advance year accordingly. The prepayment is a simple calculation (profit x standard rate) and is not accurate in nature. Subsequently, our auditing firm will provide a precise tax calculation when it performs the year end audit. Therefore, there may be a significant discrepancy derived from the Hong Kong corporation income tax advance prepayment system and the provision for the Hong Kong corporation income tax accounting entry.

14.	As a related matter, please tell us where you have provided disclosure about uncertain tax positions under FASB ASC 740-10-50-15.

The Company did not have uncertain tax positions owing to the rigid Hong Kong Income Tax Ordinance. ASC 740-10-50-15 disclosure will be added in the coming amendment and future filing.

Note 12. Derivative Instruments, page F-26

15.

While you disclose that you apply cash flow hedge accounting for foreign exchange contracts, we do not see balance sheet accounts typically associated with hedging activities and the tabular information on page F-27 shows no assets, liabilities or amounts deferred in other comprehensive income for cash flow hedges. Accordingly, please tell us how you have actually applied cash flow hedge accounting for foreign exchange contracts and why there are no balance sheet accounts associated with open positions. Refer to FASB Codification Topic 815.

The response to comment 15 is covered under the response to comment 17.

16.

Foreign exchange contracts would be carried at fair value under FASB Codification Topic 815 and there would be recurring fair value measurements under FASB Codification Topic 820. Please tell us where you have provided the fair value measurement disclosures required under FASB Codification Topic 820 or provide that disclosure in future or amended filings.

The Hong Kong Monetary Authority has been pegging the Hong Kong Dollars to United States Dollars at a rate of 7.8 with fluctuation from 7.75 to 7.85. This pegging system renders the HKD and USD forward contract stayed in a relative stable manner in the current moment. The risk of exchange from HKD to USD is so low that the fair value of the forward contracts is very close to the book value and the discrepancy is small and immaterial. Those foreign exchange contracts are established according to the request of the bankers and do not have or have minimal effect to hedge HKD and USD foreign exchange risk. This fair value disclosure for the foreign exchange contracts under ASC 820 will be provided in future or amended filings.

17.

Please show us how the $1.5 million identified as the gross notional amount can be reconciled to the narrative presented in this footnote. Tell us why there are no balance sheet accounts associated with this open position and explain how your accounting is appropriate under guidance applicable to derivatives.

The foreign exchange contracts do not required any initial deposit, payment, or charge between the Bank and ACL. During the contract period, there will be a purchase and sales transaction every month (these transactions date will be specified when the contract is signed). On the transaction date, if the spot exchange rate exceed the contract strike rate, ACL will need to buy the notional amount of the foreign currency at the strike rate (below market rate), which allow the Company to immediately gain the exchange difference. The amount gain will be deposit to the Company bank account within 3 working days. On the other hand, if the spot exchange rate is below the contract strike rate, the Company has to buy three times the notional amount of the foreign currency at the contract strike rate (above market rate), which causes the Company to lose the exchange difference. The amount loss will be deducted from the Company bank account within 3 working days.

Since there is no initial deposit involved, it will not affect the Company balance sheet. Furthermore, the cost of the contract is zero, and the fair value measurement is also zero.

The $1.5 million is only a notional amount; no money has been paid from the Company to the bank to secure the contract. Since no consideration was ever paid for these contracts, no balance sheet account is associated with this.

18.

Also, in the third bullet point on page F-27, please clarify whether the contract has or has not matured. The introductory language at the top of page F-27 indicates that the contract has matured while language in the referenced bullet point states otherwise.

The Company has made an error on the derivatives disclosure and will amend as follow for 2009 10-K amendment.

The three matured foreign exchange contract are:
-

Pivot bonus forward currency option agreement between the Company and SCB for the Company to buy US$1,000,000 from SCB at a lower strike contract rate of 7.73 and an upper strike contract rate 7.749 at specified dates up to July 2, 2009. According to the terms of the agreement, the Company will buy in triple amounts if the spot rate is less than the lower strike contract rate. The gain on this forward contract during the year ended December 31, 2009 was $35,897.

-

The Company has holdings of US$500,000 Commodity Basket Linked Notes which were issued by SCB at specified dates up to February 17, 2009. According to the terms of agreements, the Company will receive interest at a rate equal to 6% if the Basket Return is larger than 0% and 100% redeemed if the Basket Return is less than or equal to 0% on the maturity date. The Company fully redeemed the securities at cost value on the maturity date of February 17, 2009.

-

A target redemption forward currency option agreement between the Company and SCB for the Company to buy US$750,000 from SCB at a lower strike contract rate of 7.75 and an upper strike contract rate of 7.85 at specified dates up to April 29, 2010. According to the terms of the agreement, the Company will buy USD in triple amounts if the spot rate is less than the lower strike contract rate or greater than the upper strike contract rate at specified dates. The gain on this forward contract during the year ended December 31, 2009 was $1,260. Since the target of the agreement has been met, the agreement is matured on January 29, 2010.

The two outstanding foreign exchange agreements are:
	-	As at December 31, 2009 there is a participating forward currency option agreement between the Company and SCB for the Company to buy

US$500,000 from SCB at a contract rate of 7.735 at specified dated up to January 7, 2010. According to the terms of the agreement, the Company will buy USD in triple amounts if the spot rate is less than the contract rate at specified dates. The gain on this forward contract during the year ended December 31, 2009 was $12,564.

-

As at December 31, 2009, there is a cancellable target redemption forward currency option agreement between the Company and SCB for the Company to buy US$1,000,000 from SCB at a lower strike contract rate of 7.725 and an upper strike contract rate of 7.75 at specified dates up to March 1, 2010. According to the terms of the agreement, the Company will buy USD in triple amounts if the spot rate is less than the lower strike contract rate or greater than the upper strike contract rate at specified dates. The gain on this forward contract during the year ended December 31, 2009 was $29,257.

Note 13. Related Party Transactions, page F-28

19.

In future or amended filings please expand to describe the business purpose of the loans to Mr. Yang, which have arisen from the consolidation of Aristo. Further, please tell us whether you have filed borrowing agreements with Mr. Yang under Item 601 of Regulation S-K or explain to us why filing such agreements is not required under our rules.

In future or amended filings, the Company will expand its disclosure on the business purpose of Aristo’s loan to Mr. Yang. The Company did not file the agreement related to Aristo’s loan to Mr. Yang because (i) the Company did not consolidate Aristo in prior filings and (ii) there was no written agreement memorializing this loan. However, the Company, Aristo and Mr. Yang will memorialize the loan agreement in writing as soon as practicable and file the agreement in future or amended filings.

Note 15. Restatements, page F-33

20.

In the first paragraph you stated that you received a comment letter from the “Office of the Chief Accountant of the Division of Corporation Finance” regarding your filing. While your filings have been reviewed by the Staff of the Division of Corporation Finance, you have not received letters form the Division’s Office of Chief Accountant. Please appropriately revise in any relevant future or amended filing to remove this reference, and to clarify that the restatement were made to comply with GAAP.

The Office of the Chief Accountant of the Division of Corporate Finance reference will be removed and GAAP compliance reference will be added in the amendment.

21.	As a related matter, in any relevant future or amended filing, please also revise the introduction to describe the substance of the restatements and the basis in GAAP for the revised accounting. If you have restated for other than the consolidation of Aristo, please separately describe and quantify the impact of those restatements. Refer to guidance in FASB ASC 250-10-50.

Disclosure on restatements will be expanded for the revised accounting and consolidation of Aristo with separate description and their quantified effect on each of them in amendment.

22.

We read on page F-37 that the restatements, presumably to consolidate Aristo, reduced general and administrative expenses. Please tell us how it is that consolidation of Aristo resulted in a credit to general and administrative expense and show us each relevant adjustment.

The general and administrative expenses reduction in the consolidation of Aristo was mainly due to the restatement of real property impairment of $883,116 and intercompany charges elimination in the consolidated financial statement. A reconciliation of the relevant adjustments were shown as below:

General and Administrative Expenses (10/K 2008)	$4,099,249
Add: Aristo General and Administrative Expenses	99,707

4,198,956
Less: Reversed Provision for property impairment	(883,116)

3,315,840

23.

With respect to the statement of cash flows, please tell us whether there were revisions to the classification of related party cash flows between operating and investing. In that regard, please show us the adjustments applied in the restatement of “accounts receivable – related party” and “Advances (to) from shareholders”.

All related party movement is related to Aristo trade outstanding so we treat it under “operating activities” on the cashflow statement.

Item 9AT. Controls and Procedures, page 18

24.

We see that you have co-mingled the disclosures about Disclosure Controls and Procedures and Internal Control over Financial Reporting. We further note that your document fails to provide all of the disclosures required under Item 308T(a) for management’s annual report on Internal Control over Financial Reporting, including management’s statement of responsibility, the framework applied and the conclusion on effectiveness of Internal Control over Financial Reporting. Please note that the Form 10-K must present a conclusion on Disclosure Control and Procedures pursuant to Item 307 of Regulation S-K and a separate conclusion on Internal Control over Financial Reporting pursuant to Item 308T of Regulation S-K.

Accordingly, please revise your filing to present all the disclosures required by both Item 307 and Item 308T of Regulation S-K.

We have made several changes to Item 9AT. First, we have separated our disclosure about our Disclosure Controls and Procedures from our discussion of our Internal Control over Financial Reporting. Second, we have provided additional disclosure as required by Item 307 and 308T of Regulation S-K. We have added disclosure to present a separate conclusion regarding the effectiveness of our disclosure controls and procedures. We have also added disclosure stating (i) the CEO and CFO are responsible for establishing and maintaining adequate internal control over financial reporting (ii) the CEO and CFO used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (iii) the CEO and the CFO concluded that our internal controls over financial reporting were not effective as of December 31, 2009 for the reasons cited, and (iv) the disclosure does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

25.

As related matter, please note that Disclosure Controls and Procedures (as defined in Exchange Act Rule 13a-15(c)) and Internal Control over Financial Reporting (as defined in Exchange Act Rule 13a-15(l) are not interchangeable concepts. Accordingly, in your amendment, please revise the structure of the disclosure presented under Item 9A(T) to clearly and separately present the information required for each of the two control evaluations.

As stated in our response to the comment 24, we have separated our disclosure about our Disclosure Controls and Procedures from our discussion of our Internal Control over Financial Reporting

26.

Further, it appears that the amendments to the Forms 10-K as of December 31, 2008 and 2007 also fail to provide conclusions on the effectiveness of Internal Control over Financial Reporting. Those filings should also be amended as necessary to provide all of the information required by both Item 307 and Item 308T of Regulation S-K.

We will file amendments to the Forms 10-K as of December 31, 2008 and 2007 to revise Item 9AT to provide additional disclosure to provide disclosure required pursuant to Items 307 and Item 308T of Regulation S-K in the same format as our revised Form 10-K as of December 31, 2009 as described in comment 24.

27.

We see that the reserve reported for inventories decreased by $315,082 in the first quarter of 2010. Please tell us the facts and circumstances leading to the reduction of the inventory reserve. In that regard, note that under SAB Topic 5-BB and FASB Codification Topic 330-10-35-14 inventory impairment charges form a new cost basis and such charges may not be reversed until the affected inventory is sold or scrapped.

Inventory reserve decreased mainly derived from Aristo wrote-off $238,159 obsolete inventory and ATL $76,923 sold out certain obsolete items in a closed-out sales during the first Quarter of 2010. In the same question which has been queried in previous SEC letter, we reply as “quote” below:

“Inventory reserve was provided on specific inventory items with reference to their post balance sheet sales values. The change in inventory reserve represents overprovided inventory reserve released upon sales of the respective inventory items, and thus the accounting for inventory reserve is consistent with SAB Topic 5-BB; Company recorded inventory valuation allowance in the event that the utility of the inventory or the disposal value of such inventory in the ordinary course of business are less than their cost bases.”

In connection with our responses to your comments, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Should you have any questions, please contact me or our legal counsel, Brian Lee, Esq. at Ellenoff Grossman & Schole LLP at (212) 370-1300.

Very truly yours,

/s/ Chung-Lun Yang

Chung-Lun Yang